Exhibit 99.2

*SPECIMEN*

1 MAIN STREET

ANYWHERE PA 99999-9999

Voting will be open until 11:59 p.m. Eastern Time on July 20, 2026.

VOTE ONLINE

www.Transhare.com click on Vote Your Proxy and enter your Control Number.

VOTE BY E-MAIL

Mark, sign and date your proxy card and send it to proxy@transhare.com

VOTE BY FAX: Mark, sign and date your proxy card and send it to 1.727. 269.5616

VOTE IN PERSON

I f you would like to vote at in person, please attend the Extraordinary General Meeting to be held on July 21, 2026, at 2p.m. Japan Time (July 21, 2026 at 1 a.m. U.S. Eastern Time), at is #502 PMOEX Hommachi, 3-1-10 Hommachi Chuo-ku, Osaka-shi, Osaka Japan (541-0053).

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

TRYHARD HOLDINGS LIMITED

2026 EXTRAORDINARY GENERAL MEETING (THE “EGM”)

DETACH PROXY CARD TO VOTE BY MAIL

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1.

TRYHARD HOLDINGS LIMITED

PROXY CARD

PROPOSAL NO.1: To be approved as an ordinary resolution

(i) the consolidation of each of the issued and unissued ordinary shares of a par value of US$0.00002 each (“Ordinary Shares”) and Series A Preferred Shares of a par value of US$0.00002 each (“Series A Preferred Shares”) at a ratio one (1) – for– ten (10) (the “Share Consolidation”) be and is hereby approved such that (i) every 10 existing authorized unissued and issued Ordinary Shares par value US$0.00002 each be consolidated into 1 Ordinary Share of par value US$0.0002 each, and (ii) every 10 existing authorized unissued and issued Series A Preferred Shares par value US$0.00002 each be consolidated into 1 Series A Preferred Share of par value US$0.0002 each, such that following the Share Consolidation, the authorized share capital of the Company of US$500,000 divided into 25,000,000,000 shares of a par value of US$0.00002 each, comprising (a) 22,500,000,000 Ordinary Shares of a par value of US$0.00002 each and (b) 2,500,000,000 Series A Preferred Shares of a par value of US$0.00002 each will become the authorized share capital of US$500,000 divided into 2,500,000,000 shares of a par value of US$0.0002 each, comprising (a) 2,250,000,000 Ordinary Shares of a par value of US$0.0002 each and (b) 250,000,000 Series A Preferred Shares of a par value of US$0.0002 each;

(ii) the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation or (b) arranging for the sale of any Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company;

For	Against	Abstain
☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address.

July 21, 2026

DETACH PROXY CARD TO VOTE BY MAIL

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Rakuyo Otsuki, as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the ordinary shares of TryHard Holdings Limited, which the undersigned is entitled to vote, as specified below on this card, at the 2026 Extraordinary General Meeting of TryHard Holdings Limited on July 21, 2026, at 2 p.m. Japan Time (July 21, 2026 at 1a.m. U.S. Eastern Time), at #502 PMOEX Hommachi, 3-1-10 Hommachi Chuo-ku, Osaka-shi, Osaka Japan (541-0053) and at any adjournment or postponement thereof.

THE PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF No DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS.

This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournment or postponements thereof.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If No direction is made, this Proxy will be voted FOR the proposals described above.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by TryHard Holdings Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer.

Email Address:____________________________

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation 17755 US Highway 19 N

Suite 140

Clearwater FL